EXHIBIT 99.2

Press Release Dated April 29, 2013, Suncor Energy increases dividend and amends
Normal Course Issuer Bid program

News Release

FOR IMMEDIATE RELEASE

Suncor Energy increases dividend and amends Normal Course Issuer Bid program

(All financial figures are in Canadian dollars.)

Calgary, Alberta (April 29, 2013) – Suncor Energy’s Board of Directors has approved an increase in the company’s quarterly dividend to $0.20 per common share, from the previous level of $0.13 per common share and amended its Normal Course Issuer Bid (NCIB) to allow for the repurchase of up to an additional $2 billion of common shares.

“Suncor is dedicated to delivering a dividend that is reliable, sustainable, meaningful and competitive,” said Steve Williams, Suncor chief executive officer. “Today’s 54 per cent increase in our dividend, combined with a further $2 billion share buyback program, underscores our commitment to returning cash to shareholders and reflects our confidence in the company’s future earnings and cash flow.”

Suncor has received approval from the Toronto Stock Exchange (TSX) to amend its NCIB and purchase with the intent for cancellation up to an additional $2 billion of its common shares, beginning May 2, 2013 and ending September 19, 2013, through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The actual number of common shares that will be repurchased under the NCIB, and the timing of any such purchases, will be determined by the company. The company may seek approval to complete the program at a later date if it does not complete the full $2 billion repurchase under the dates of its existing NCIB approval.

Since September 2011, Suncor has returned a combined $2.5 billion to shareholders through the repurchase and cancellation of 81.7 million common shares.

The dividend is payable June 25, 2013, to shareholders of record at the close of business on
June 4, 2013.

Dividend payments are reviewed on a quarterly basis by Suncor’s Board of Directors in light of the company’s financial position, its financing requirements for growth, anticipated cash flow and other factors considered relevant by the Board of Directors.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Suncor Energy 150 6 Avenue S.W. Calgary Alberta T2P 3E3 suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com